UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Justin G. Hamill, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

March 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747601201	13D	Page 1 of 10 pages

1	Names of Reporting Persons SLP Quartz Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 2 of 10 pages

1	Names of Reporting Persons SLP VI Aggregator GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 3 of 10 pages

1	Names of Reporting Persons Silver Lake Partners VI DE (AIV), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,286,624
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,286,624

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 4 of 10 pages

1	Names of Reporting Persons Silver Lake Technology Investors VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 182,731
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,731

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,731
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 5 of 10 pages

1	Names of Reporting Persons Silver Lake Technology Associates VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 6 of 10 pages

1	Names of Reporting Persons SLTA VI (GP), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 7 of 10 pages

1	Names of Reporting Persons Silver Lake Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 8 of 10 pages

Explanatory Note

This Amendment No. 4 (the “Amendment No. 4”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 11, 2021 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Update on Exploration of Strategic Alternatives

On March 3, 2023, affiliates of the Reporting Persons (together with the Reporting Persons, “Silver Lake”) submitted a proposal (the “Proposal”) to the Issuer to acquire, together with affiliates of Canada Pension Plan Investment Board, all of the outstanding shares of Class A and Class B common stock of the Issuer not owned by Silver Lake at a price of $18.15 per share in cash (the “Proposed Transaction”). The Issuer has agreed in principle to proceed with the Proposed Transaction at this price and, on March 5, 2023, entered into an exclusivity agreement (the “Exclusivity Agreement”) with Silver Lake to allow for, among other things, the negotiation and finalization of definitive transaction documents for the Proposal. The Exclusivity Agreement is subject to customary terms and conditions and provides, among other things, that the Issuer will negotiate exclusively with the Silver Lake in connection with the Proposed Transaction until 5:59 p.m. (Eastern Time) on March 15, 2023. The Reporting Persons can provide no assurances that a definitive agreement relating to the Proposal, or any other proposal by or transaction with Silver Lake, will be entered into with the Issuer.

CUSIP No. 747601201	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2023

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

CUSIP No. 747601201	13D	Page 10 of 10 pages

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel